Semiannual Report

March 31, 2015

Ivy Emerging Markets Local Currency Debt Fund



CONTENTS
Ivy Emerging Markets Local Currency Debt Fund

This report is submitted for the general information of the shareholders of Ivy Emerging Markets Local Currency Debt Fund. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Ivy Emerging Markets Local Currency Debt Fund prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry Hermann, CFA

Dear Shareholder,

Over the six months since our last report to you, we saw gradual improvement in the U.S. economy, modest declines in Europe, and slowing growth in Japan and China. Geopolitical tensions rose in the Middle East and Eastern Europe. Financial markets overall performed relatively well, albeit with intermittent volatility.

In fixed income markets, central bank policy and economic weakness drove already-low yields even lower. Central banks around the world took unprecedented measures to address growth concerns. Diving oil prices gave rise to concerns about deflation risk and possible energy-related defaults in the high-yield sector.

These issues have tested investors and added a level of complexity to the Federal Reserve's (Fed's) policy decisions. Fed officials have indicated the central bank would like to begin raising interest rates this year. However, the Fed has not previously faced an environment with negative interest rates in other parts of the world or the level of liquidity we now see in the system. The concern is that any rise in rates could negatively impact the financial markets and derail the recovery. These concerns already may have pushed a rate hike many expected to occur in the summer of 2015 into at least the fall, and possibly into 2016.

We will closely monitor not only the economic data that will contribute to the Fed's interest rate decisions, but also the outside pressures that continue to influence the market over the months ahead. While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/15	9/30/14
S&P 500 Index	2,067.89	1,972.29
MSCI EAFE Index	1,849.34	1,846.08
10-Year Treasury Yield	1.94%	2.52%
U.S. unemployment rate	5.50%	5.90%
30-year fixed mortgage rate	3.70%	4.30%
Oil price per barrel	$ 47.60	$ 91.16

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2015.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to the Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads) or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 9-30-14	Ending Account Value 3-31-15	Expenses Paid During Period*	Beginning Account Value 9-30-14	Ending Account Value 3-31-15	Expenses Paid During Period*	
Ivy Emerging Markets Local Currency Debt Fund							
Class A	$1,000	$921.70	$6.05	$1,000	$1,018.68	$ 6.36	1.25%
Class C	$1,000	$917.90	$9.59	$1,000	$1,014.94	$10.07	2.00%
Class E	$1,000	$921.60	$6.05	$1,000	$1,018.59	$ 6.36	1.27%
Class I	$1,000	$922.20	$4.81	$1,000	$1,019.93	$ 5.05	1.00%
Class R	$1,000	$920.90	$7.20	$1,000	$1,017.45	$ 7.57	1.50%
Class R6[3]	$1,000	$973.60	$1.58	$1,000	$1,020.09	$ 4.85	1.00%
Class Y	$1,000	$921.70	$6.05	$1,000	$1,018.68	$ 6.36	1.25%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2015, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Actual inception date for the share class is 1-30-15 (the date on which shares were first acquired by shareholders). The calculations are based on 61 days in the period ended March 31, 2015.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

Asset Allocation

Bonds	**76.5%**
Other Government Securities	76.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**23.5%**

Quality Weightings

Investment Grade	**64.9%**
AA	6.2%
A	18.9%
BBB	39.8%
Non-Investment Grade	**11.6%**
BB	4.5%
B	1.4%
Non-rated	5.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**23.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

Europe	**23.9%**
Turkey	6.7%
Poland	4.6%
Hungary	4.5%
Romania	4.5%
Russia	3.6%
Pacific Basin	**20.4%**
Malaysia	7.0%
Indonesia	5.0%
Philippines	4.9%
Thailand	3.5%
South America	**19.9%**
Chile	6.2%
Columbia	5.6%
Peru	4.4%
Brazil	3.7%
Africa	**6.2%**
South Africa	6.2%
North America	**4.7%**
Mexico	4.7%
Other	**1.4%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**23.5%**

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. or Foreign Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Ivy Emerging Markets Local Currency Debt Fund *(in thousands)*

OTHER GOVERNMENT SECURITIES(A)	Principal	Value
Brazil – 3.7%		
Brazil Letras do Tesouro Nacional		
0.000%, 1-1-18(B)(C) . BRL	200	$ 45
Brazil Notas do Tesouro Nacional:		
10.000%, 1-1-17(C) . .	1,400	417
10.000%, 1-1-21(C) . .	1,400	388
10.000%, 1-1-23(C) . .	870	235
10.000%, 1-1-25(C) . .	2,000	528
		1,613
Chile – 6.2%		
Republic of Chile		
5.500%, 8-5-20(C) . . . CLP	1,581,000	2,698
Columbia – 5.6%		
Colombian TES:		
8.000%, 10-28-15(C) . COP	1,500,000	587
11.250%, 10-24-18(C)	1,274,000	576
10.000%, 7-24-24(C) .	1,092,000	504
6.000%, 4-28-28(C) . .	2,315,000	775
		2,442
Hungary – 4.5%		
Hungary Government Bond:		
5.500%, 2-12-16(C) . . HUF	110,000	406
5.500%, 12-20-18(C) .	26,000	104
7.000%, 6-24-22(C) . .	98,000	436
6.000%, 11-24-23(C) .	126,240	545
5.500%, 6-24-25(C) . .	114,710	486
		1,977
Indonesia – 5.0%		
Indonesia Government Bond:		
6.125%, 5-15-28(C) . . IDR	5,500,000	369
9.000%, 3-15-29(C) . .	14,050,000	1,205
8.250%, 6-15-32(C) . .	1,200,000	96
8.375%, 3-15-34(C) . .	6,200,000	503
		2,173
Malaysia – 7.0%		
Malaysia Government Bond:		
3.197%, 10-15-15(C) . MYR	4,500	1,216
3.172%, 7-15-16(C) . .	2,220	599
3.394%, 3-15-17(C) . .	400	108
3.889%, 7-31-20(C) . .	220	60
3.418%, 8-15-22(C) . .	690	181
4.392%, 4-15-26(C) . .	180	50
4.498%, 4-15-30(C) . .	743	208
4.232%, 6-30-31(C) . .	250	68
4.127%, 4-15-32(C) . .	22	6
3.844%, 4-15-33(C) . .	44	11
4.935%, 9-30-43(C) . .	1,913	545
		3,052
Mexico – 4.7%		
Mexican Bonos:		
8.000%, 12-17-15(C) . MXN	6,830	462
7.250%, 12-15-16(C) .	1,000	69
8.500%, 12-13-18(C) . . . MXN	2,000	$ 147
10.000%, 12-5-24(C) . . .	2,110	180
7.500%, 6-3-27(C)	1,300	95
7.750%, 5-29-31(C)	2,650	197
8.500%, 11-18-38(C) . . .	4,620	377
7.750%, 11-13-42(C) . . .	6,577	500
		2,027
Nigeria – 1.4%		
Nigeria Government Bond		
7.000%, 10-23-19(C) . . . NGN	160,000	597
Peru – 4.4%		
Republic of Peru:		
7.840%, 8-12-20(C) . . . . PEN	890	328
8.200%, 8-12-26(C)	1,025	388
6.950%, 8-12-31(C)	700	232
6.900%, 8-12-37(C)	2,976	980
		1,928
Philippines – 4.9%		
Republic of Philippines:		
3.900%, 11-26-22(C) . . . PHP	37,000	832
6.250%, 1-14-36(C)	50,000	1,289
		2,121
Poland – 4.6%		
Poland Government Bond:		
5.000%, 4-25-16(C) . . . . PLN	2,200	601
2.500%, 7-25-18(C)	1,050	284
5.750%, 9-23-22(C)	1,000	329
4.000%, 10-25-23(C) . . .	1,430	431
5.750%, 4-25-29(C)	1,023	373
		2,018
Romania – 4.5%		
Romania Government Bond:		
5.800%, 10-26-15(C) . . . RON	2,050	511
5.900%, 7-26-17(C)	350	93
5.750%, 4-29-20(C)	460	129
5.950%, 6-11-21(C)	100	29
5.850%, 4-26-23(C)	3,330	967
4.750%, 2-24-25(C)	895	245
		1,974
Russia – 3.6%		
Russia Government Bond		
7.050%, 1-19-28(C) . . . . RUB	129,822	1,556
South Africa – 6.2%		
Republic of South Africa:		
13.500%, 9-15-15(C) . . . ZAR	3,133	$ 267
13.500%, 9-15-16(C) . . .	7,193	650
8.250%, 9-15-17(C)	3,100	263
6.750%, 3-31-21(C)	1,000	80
7.000%, 2-28-31(C)	1,000	74
6.250%, 3-31-36(C)	800	52
6.500%, 2-28-41(C)	1,800	119
8.750%, 2-28-48(C)	13,927	1,192
		2,697
Thailand – 3.5%		
Thailand Government Bond:		
3.650%, 12-17-21(C) . . . . THB	7,474	$ 246
3.580%, 12-17-27(C)	1,000	33
4.260%, 12-12-37(C)	8,700	293
4.675%, 6-29-44(C)	26,218	953
		1,525
Turkey – 6.7%		
Turkey Government Bond:		
10.000%, 6-17-15(C) . . . . TRY	1,930	744
9.000%, 3-8-17(C)	850	332
10.400%, 3-27-19(C)	890	366
10.500%, 1-15-20(C)	150	63
8.800%, 9-27-23(C)	2,840	1,125
9.000%, 7-24-24(C)	685	275
		2,905
TOTAL OTHER GOVERNMENT SECURITIES – 76.5%		**$33,303**
(Cost: $37,111)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(D) – 14.0%		
Diageo Capital plc (GTD by Diageo plc)		
0.470%, 4-6-15 . . . . $	1,200	1,200
National Oilwell Varco, Inc.		
0.160%, 5-13-15	2,000	1,999
USAA Capital Corp.		
0.080%, 4-2-15	1,400	1,400
Walgreens Boots Alliance, Inc.		
0.500%, 4-10-15	1,500	1,500
		6,099
Hong Kong Treasury Bills – 1.8%		
Hong Kong Treasury Bills		
0.030%, 4-29-15(C) . . . . . HKD	6,000	774
Master Note – 4.7%		
Toyota Motor Credit Corp.		
0.130%, 4-1-15(E) . . . . . . $	2,067	2,067
TOTAL SHORT-TERM SECURITIES – 20.5%		**$ 8,940**
(Cost: $8,939)		
TOTAL INVESTMENT SECURITIES – 97.0%		**$42,243**
(Cost: $46,050)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.0%(F)(G)		**1,294**
NET ASSETS – 100.0%		**$43,537**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(B) Zero coupon bond.

(C) Principal or notional amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CLP – Chilean Peso, CNY – China Yuan Renminbi, COP – Columbian Peso, HKD – Hong Kong Dollar, HUF – Hungarian Forint, IDR – Indonesian Rupiah, MXN – Mexican Peso, MYR – Malaysian Ringgit, NGN – Nigeria naira, PEN – Peruvian Neuvo Sol, PHP – Philippine Peso, PLN – Polish Zloty, RON – Romania Leu, RUB – Russian Ruble, SGD – Singapore Dollar, THB – Thai Baht, TRY – Turkish New Lira and ZAR – South African Rand).

(D) Rate shown is the yield to maturity at March 31, 2015.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2015. Date shown represents the date that the variable rate resets.

(F) Cash of $7 has been pledged as collateral on open futures contracts.

(G) Cash of $40 is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

The following forward foreign currency contracts were outstanding at March 31, 2015:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Brazilian Real	4,640	U.S. Dollar	1,564	4-2-15	Barclays Capital, Inc.	$110	$—
U.S. Dollar	1,470	Brazilian Real	4,540	4-2-15	Barclays Capital, Inc.	—	48
U.S. Dollar	280	Israeli Shekel	1,100	4-2-15	Barclays Capital, Inc.	—	4
Singapore Dollar	360	U.S. Dollar	260	4-6-15	Barclays Capital, Inc.	—	2
U.S. Dollar	818	Singapore Dollar	1,130	4-6-15	Barclays Capital, Inc.	5	—
Peruvian New Sol	1,380	U.S. Dollar	452	4-7-15	Barclays Capital, Inc.	7	—
U.S. Dollar	382	Peruvian New Sol	1,160	4-7-15	Barclays Capital, Inc.	—	8
Euro	480	U.S. Dollar	548	4-8-15	Barclays Capital, Inc.	32	—
U.S. Dollar	916	Euro	800	4-8-15	Barclays Capital, Inc.	—	56
Japanese Yen	129,000	U.S. Dollar	1,067	4-10-15	Barclays Capital, Inc.	—	9
South African Rand	3,200	U.S. Dollar	267	4-10-15	Barclays Capital, Inc.	3	—
U.S. Dollar	188	South African Rand	2,284	4-10-15	Barclays Capital, Inc.	—	—*
Euro	250	U.S. Dollar	267	4-13-15	Barclays Capital, Inc.	—	2
U.S. Dollar	197	Peruvian New Sol	610	4-13-15	Barclays Capital, Inc.	—	—*
Chilean Peso	84,000	U.S. Dollar	135	4-17-15	Barclays Capital, Inc.	1	—
U.S. Dollar	390	Chilean Peso	246,000	4-17-15	Barclays Capital, Inc.	3	—
U.S. Dollar	515	Polish Zloty	2,016	4-17-15	Barclays Capital, Inc.	17	—
New Taiwan Dollar	16,500	U.S. Dollar	525	4-24-15	Barclays Capital, Inc.	—	4
U.S. Dollar	191	Thai Baht	6,200	4-24-15	Barclays Capital, Inc.	—	1
Euro	240	U.S. Dollar	261	4-27-15	Barclays Capital, Inc.	3	—
Hong Kong Dollar	6,000	U.S. Dollar	774	4-27-15	Barclays Capital, Inc.	—	—*
U.S. Dollar	806	Euro	740	4-27-15	Barclays Capital, Inc.	—	10
U.S. Dollar	499	Philippine Peso	22,000	4-28-15	Barclays Capital, Inc.	—	7
Euro	491	Hungarian Forint	149,000	4-30-15	Barclays Capital, Inc.	4	—
U.S. Dollar	620	Hungarian Forint	166,876	4-30-15	Barclays Capital, Inc.	—	23
Turkish New Lira	5,251	U.S. Dollar	1,997	5-4-15	Barclays Capital, Inc.	—	5
U.S. Dollar	700	Colombian Peso	1,700,000	5-4-15	Barclays Capital, Inc.	—	48
U.S. Dollar	1,131	Turkish New Lira	2,960	5-4-15	Barclays Capital, Inc.	—	2
Mexican Peso	21,953	U.S. Dollar	1,470	5-8-15	Barclays Capital, Inc.	34	—
U.S. Dollar	1,802	Mexican Peso	27,464	5-8-15	Barclays Capital, Inc.	—	6
U.S. Dollar	256	Russian Ruble	16,202	5-19-15	Barclays Capital, Inc.	17	—
Russian Ruble	37,700	U.S. Dollar	583	5-26-15	Barclays Capital, Inc.	—	50
U.S. Dollar	169	Russian Ruble	10,900	5-26-15	Barclays Capital, Inc.	14	—
Singapore Dollar	400	U.S. Dollar	293	6-5-15	Barclays Capital, Inc.	2	—
U.S. Dollar	253	Russian Ruble	16,202	6-19-15	Barclays Capital, Inc.	16	—
Russian Ruble	32,404	U.S. Dollar	488	9-21-15	Barclays Capital, Inc.	—	33
Israeli Shekel	3,200	U.S. Dollar	792	4-2-15	Citibank N.A.	—	12
U.S. Dollar	534	Israeli Shekel	2,100	4-2-15	Citibank N.A.	—	6
Euro	210	U.S. Dollar	250	4-8-15	Citibank N.A.	25	—
U.S. Dollar	223	Malaysian Ringgit	830	4-8-15	Citibank N.A.	1	—
South African Rand	3,200	U.S. Dollar	268	4-10-15	Citibank N.A.	4	—
U.S. Dollar	56	Malaysian Ringgit	210	4-10-15	Citibank N.A.	—*	—
U.S. Dollar	527	South African Rand	6,400	4-10-15	Citibank N.A.	—	—*

Ivy Emerging Markets Local Currency Debt Fund *(in thousands)*

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	1,230	U.S. Dollar	1,308	4-13-15	Citibank N.A.	$ —	$ 15
U.S. Dollar	1,055	Euro	990	4-13-15	Citibank N.A.	10	—
Malaysian Ringgit	220	U.S. Dollar	59	4-24-15	Citibank N.A.	—	—*
Euro	240	U.S. Dollar	258	4-27-15	Citibank N.A.	—	—*
Turkish New Lira	1,305	U.S. Dollar	509	5-4-15	Citibank N.A.	12	—
U.S. Dollar	529	Turkish New Lira	1,380	5-4-15	Citibank N.A.	—	3
U.S. Dollar	263	Mexican Peso	4,100	5-8-15	Citibank N.A.	5	—
Brazilian Real	2,956	U.S. Dollar	925	4-2-15	Credit Suisse International	—	1
U.S. Dollar	1,044	Brazilian Real	3,056	4-2-15	Credit Suisse International	—	87
Malaysian Ringgit	990	U.S. Dollar	267	4-7-15	Credit Suisse International	—	—*
Peruvian New Sol	760	U.S. Dollar	251	4-7-15	Credit Suisse International	6	—
U.S. Dollar	42	Peruvian New Sol	130	4-7-15	Credit Suisse International	—	—*
Chilean Peso	340,000	U.S. Dollar	541	4-10-15	Credit Suisse International	—	3
U.S. Dollar	501	Peruvian New Sol	1,562	4-13-15	Credit Suisse International	3	—
Philippine Peso	23,900	U.S. Dollar	539	4-14-15	Credit Suisse International	4	—
U.S. Dollar	567	Philippine Peso	25,100	4-14-15	Credit Suisse International	—	6
Chilean Peso	558,000	U.S. Dollar	898	4-17-15	Credit Suisse International	6	—
U.S. Dollar	739	Chilean Peso	464,481	4-17-15	Credit Suisse International	3	—
U.S. Dollar	313	Indonesian Rupiah	4,111,766	4-23-15	Credit Suisse International	—	1
U.S. Dollar	525	New Taiwan Dollar	16,500	4-24-15	Credit Suisse International	3	—
Colombian Peso	1,250,000	U.S. Dollar	512	5-4-15	Credit Suisse International	33	—
U.S. Dollar	114	Colombian Peso	288,255	5-4-15	Credit Suisse International	—	3
U.S. Dollar	795	Brazilian Real	2,570	5-5-15	Credit Suisse International	3	—
U.S. Dollar	80	Malaysian Ringgit	290	6-17-15	Credit Suisse International	—	2
Malaysian Ringgit	3,535	U.S. Dollar	967	10-19-15	Credit Suisse International	30	—
Malaysian Ringgit	830	U.S. Dollar	223	4-2-15	Deutsche Bank AG	—	1
U.S. Dollar	226	Malaysian Ringgit	830	4-2-15	Deutsche Bank AG	—	2
U.S. Dollar	273	Malaysian Ringgit	1,000	4-7-15	Deutsche Bank AG	—	3
U.S. Dollar	129	Peruvian New Sol	390	4-7-15	Deutsche Bank AG	—	3
Euro	413	U.S. Dollar	473	4-8-15	Deutsche Bank AG	30	—
U.S. Dollar	537	Euro	470	4-8-15	Deutsche Bank AG	—	31
South African Rand	6,032	U.S. Dollar	509	4-10-15	Deutsche Bank AG	12	—
U.S. Dollar	589	Romanian Leu	2,314	4-24-15	Deutsche Bank AG	—	26
Singapore Dollar	360	U.S. Dollar	263	4-27-15	Deutsche Bank AG	1	—
Hungarian Forint	151,000	Euro	493	4-30-15	Deutsche Bank AG	—	10
Turkish New Lira	815	U.S. Dollar	320	5-4-15	Deutsche Bank AG	9	—
U.S. Dollar	322	Colombian Peso	780,000	5-4-15	Deutsche Bank AG	—	23
U.S. Dollar	823	Turkish New Lira	2,150	5-4-15	Deutsche Bank AG	—	4
Mexican Peso	6,376	U.S. Dollar	423	5-8-15	Deutsche Bank AG	6	—
U.S. Dollar	266	Mexican Peso	4,000	5-8-15	Deutsche Bank AG	—	5
Malaysian Ringgit	147	U.S. Dollar	44	6-17-15	Deutsche Bank AG	5	—
Singapore Dollar	1,130	U.S. Dollar	831	4-6-15	Goldman Sachs International	8	—
U.S. Dollar	284	Singapore Dollar	390	4-6-15	Goldman Sachs International	—*	—
U.S. Dollar	149	Peruvian New Sol	460	4-7-15	Goldman Sachs International	—	1
Euro	410	U.S. Dollar	485	4-8-15	Goldman Sachs International	44	—
U.S. Dollar	273	Euro	240	4-8-15	Goldman Sachs International	—	14
Thai Baht	4,300	U.S. Dollar	131	4-9-15	Goldman Sachs International	—	1
U.S. Dollar	339	Thai Baht	11,200	4-9-15	Goldman Sachs International	6	—
South African Rand	517	U.S. Dollar	43	4-10-15	Goldman Sachs International	—*	—
U.S. Dollar	1,066	Japanese Yen	129,000	4-10-15	Goldman Sachs International	9	—
U.S. Dollar	920	Malaysian Ringgit	3,367	4-10-15	Goldman Sachs International	—	12
U.S. Dollar	245	South African Rand	3,025	4-10-15	Goldman Sachs International	4	—
Japanese Yen	128,000	U.S. Dollar	1,053	4-13-15	Goldman Sachs International	—	14
U.S. Dollar	426	Chilean Peso	265,000	4-17-15	Goldman Sachs International	—	2
U.S. Dollar	57	Polish Zloty	217	4-17-15	Goldman Sachs International	—	—*
U.S. Dollar	267	Thai Baht	8,826	4-20-15	Goldman Sachs International	4	—
Euro	120	U.S. Dollar	132	4-27-15	Goldman Sachs International	3	—
Colombian Peso	1,555,093	U.S. Dollar	633	5-4-15	Goldman Sachs International	38	—
U.S. Dollar	66	Colombian Peso	170,000	5-4-15	Goldman Sachs International	—	1
Mexican Peso	6,100	U.S. Dollar	405	5-8-15	Goldman Sachs International	6	—
U.S. Dollar	513	Mexican Peso	7,700	5-8-15	Goldman Sachs International	—	9
U.S. Dollar	1,804	Russian Ruble	118,523	5-26-15	Goldman Sachs International	185	—
Malaysian Ringgit	1,523	U.S. Dollar	458	6-17-15	Goldman Sachs International	51	—
						$837	$619

Ivy Emerging Markets Local Currency Debt Fund *(in thousands)*

The following futures contracts were outstanding at March 31, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
U.S. 10-Year Treasury Note	Long	6-30-15	6	$ 774	$ 7
U.S. 2-Year Treasury Note	Short	7-6-15	12	(2,630)	(9)
				$(1,856)	$(2)

The following interest rate swap agreements were outstanding at March 31, 2015:

Counterparty	Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount[c]	Value	Unrealized Appreciation (Depreciation)
Bank of America N.A.	Pay	Brazil Interbank Deposit Rate	12.790%	1/3/2017	BRL 376	$ —*	$ —*
Barclays Capital, Inc.	Pay	Brazil Interbank Deposit Rate	12.510%	1/3/2017	596	—*	—*
Citibank N.A.	Receive	3-Month Hong Kong Interbank Offered Rate	2.280%	10/28/2024	HKD 105	(4)	(4)
Citibank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.680%	11/11/2016	CNY 223	(3)	(3)
Deutsche Bank AG	Receive	3-Month Kuala Lumpur Interbank Offered Rate	4.230%	12/8/2024	MYR 359	(3)	(3)
Deutsche Bank AG	Pay	6-Month Association of Banks in Singapore Swap Offer Rate	2.000%	10/17/2021	SGD 742	(5)	(1)
JPMorgan Chase Bank N.A.	Receive	3-Month Hong Kong Interbank Offered Rate	1.925%	10/16/2021	HKD 755	(14)	(16)
JPMorgan Chase Bank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.750%	11/6/2016	CNY 223	(3)	(3)
JPMorgan Chase Bank N.A.	Pay	3-Month Shaghai Interbank Offered Rate	3.880%	12/11/2017	35	(1)	—*
JPMorgan Chase Bank N.A.	Pay	Brazil Interbank Deposit Rate	12.490%	1/3/2017	BRL 627	—*	—*
Nomura Securities International, Inc.	Receive	6-Month Bloomberg Thailand Fixing Rate	1.965%	10/3/2015	THB 680	—*	(1)
						$(33)	$(31)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Other Government Securities	$—	$33,303	$—
Short-Term Securities	—	8,940	—
Total	$—	$42,243	$—
Forward Foreign Currency Contracts	$—	$ 837	$—
Futures Contracts	$ 7	$ —	$—
Interest Rate Swaps	$—	$ —*	$—
Liabilities			
Forward Foreign Currency Contracts	$—	$ 619	$—
Futures Contracts	$ 9	$ —	$—
Interest Rate Swaps	$—	$ 31	$—

During the period ended March 31, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Other Government Securities	76.5%
Other+	23.5%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Local Currency Debt Fund

AS OF MARCH 31, 2015 (UNAUDITED)

(In thousands, except per share amounts)

ASSETS	
Investments in unaffiliated securities at value+	$42,243
Investments at Value	**42,243**
Cash	15
Cash denominated in foreign currencies at value+	16
Restricted cash	47
Investment securities sold receivable	55
Interest receivable	679
Capital shares sold receivable	220
Receivable from affiliates	238
Unrealized appreciation on forward foreign currency contracts	837
Unrealized appreciation on swap agreements	—*
Variation margin receivable	2
Prepaid and other assets	79
Total Assets	**44,431**
LIABILITIES	
Investment securities purchased payable	197
Capital shares redeemed payable	21
Independent Trustees and Chief Compliance Officer fees payable	—*
Distribution and service fees payable	—*
Shareholder servicing payable	9
Investment management fee payable	1
Accounting services fee payable	3
Unrealized depreciation on forward foreign currency contracts	619
Unrealized depreciation on swap agreements	31
Variation margin payable	2
Other liabilities	11
Total Liabilities	**894**
Total Net Assets	**$43,537**
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$48,734
Distributions in excess of net investment income	(1,319)
Accumulated net realized loss	(207)
Net unrealized depreciation	(3,671)
Total Net Assets	**$43,537**
CAPITAL SHARES OUTSTANDING:	
Class A	2,963
Class C	215
Class E	200
Class I	986
Class R	200
Class R6	53
Class Y	308
NET ASSET VALUE PER SHARE:	
Class A	$8.84
Class C	$8.82
Class E	$8.84
Class I	$8.84
Class R	$8.83
Class R6	$8.84
Class Y	$8.84
+COST	
Investments in unaffiliated securities at cost	$46,050
Cash denominated in foreign currencies at cost	17

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)

INVESTMENT INCOME

Interest and amortization from unaffiliated securities	$ 1,043
Foreign interest withholding tax	(13)
Total Investment Income	**1,030**

EXPENSES

Investment management fee	184
Distribution and service fees:	
Class A	30
Class C	10
Class E	2
Class R	5
Class Y	3
Shareholder servicing:	
Class A	30
Class C	1
Class E	—*
Class I	7
Class R	2
Class R6	—*
Class Y	2
Registration fees	22
Offering costs	71
Custodian fees	26
Independent Trustees and Chief Compliance Officer fees	1
Accounting services fee	16
Professional fees	60
Other	22
Total Expenses	**494**
Less:	
Expenses in excess of limit	(238)
Total Net Expenses	**256**
Net Investment Income	**774**

REALIZED AND UNREALIZED GAIN (LOSS)

Net realized gain (loss) on:	
Investments in unaffiliated securities	(382)
Futures contracts	41
Written options	(1)
Swap agreements	(43)
Forward foreign currency contracts	(754)
Foreign currency exchange transactions	(864)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(2,399)
Futures contracts	(11)
Swap agreements	(28)
Forward foreign currency contracts	295
Foreign currency exchange transactions	(24)
Net Realized and Unrealized Loss	**(4,170)**
Net Decrease in Net Assets Resulting from Operations	**$(3,396)**

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Local Currency Debt Fund

(In thousands)	Six months ended 3-31-15 (Unaudited)	Period from 4-30-14 (commencement of operations) to 9-30-14
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 774	$ 485
Net realized loss on investments	(2,003)	(114)
Net change in unrealized depreciation	(2,167)	(1,504)
Net Decrease in Net Assets Resulting from Operations	**(3,396)**	**(1,133)**
Distributions to Shareholders From:		
Net investment income:		
Class A	(402)	—
Class C	(24)	—
Class E	(32)	—
Class I	(151)	—
Class R	(29)	—
Class R6	—	N/A
Class Y	(49)	—
Net realized gains:		
Class A	(6)	—
Class C	(1)	—
Class E	—*	—
Class I	(2)	—
Class R	(1)	—
Class R6	—	N/A
Class Y	(1)	—
Total Distributions to Shareholders	**(698)**	**—**
Capital Share Transactions	**10,772**	**37,992**
Net Increase in Net Assets	**6,678**	**36,859**
Net Assets, Beginning of Period	36,859	—
Net Assets, End of Period	**$43,537**	**$36,859**
Undistributed (distributions in excess of) net investment income	$ (1,319)	$ 408

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

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	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2015 (unaudited)	$ 9.76	$0.18	$(0.94)	$(0.76)	$(0.16)	$—*	$(0.16)
Period ended 9-30-2014[4]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class C Shares							
Six-month period ended							
3-31-2015 (unaudited)	9.73	0.14	(0.94)	(0.80)	(0.11)	—*	(0.11)
Period ended 9-30-2014[4]	10.00	0.13	(0.40)	(0.27)	—	—	—
Class E Shares							
Six-month period ended							
3-31-2015 (unaudited)	9.76	0.17	(0.93)	(0.76)	(0.16)	—*	(0.16)
Period ended 9-30-2014[4]	10.00	0.16	(0.40)	(0.24)	—	—	—
Class I Shares							
Six-month period ended							
3-31-2015 (unaudited)	9.77	0.18	(0.94)	(0.76)	(0.17)	—*	(0.17)
Period ended 9-30-2014[4]	10.00	0.17	(0.40)	(0.23)	—	—	—
Class R Shares							
Six-month period ended							
3-31-2015 (unaudited)	9.74	0.16	(0.93)	(0.77)	(0.14)	—*	(0.14)
Period ended 9-30-2014[4]	10.00	0.15	(0.41)	(0.26)	—	—	—
Class R6 Shares							
Six-month period ended							
3-31-2015 (unaudited)[6]	9.08	0.05	(0.29)	(0.24)	—	—	—
Class Y Shares							
Six-month period ended							
3-31-2015 (unaudited)	9.76	0.17	(0.93)	(0.76)	(0.16)	—*	(0.16)
Period ended 9-30-2014[4]	10.00	0.16	(0.40)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 30, 2014 (commencement of operations of the class) through September 30, 2014.

(5) Annualized.

(6) For the period from January 30, 2015 (commencement of operations of the class) through March 31, 2015.

(7) Ratio of expenses to average net assets excluding offering cost was 2.12%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.80%.

(9) Ratio of expenses to average net assets excluding offering cost was 2.65%.

(10) Ratio of expenses to average net assets excluding offering cost was 2.47%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.86%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.71%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.75%.

(14) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(15) Ratio of expenses to average net assets excluding offering cost was 2.57%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.96%.

(17) Ratio of expenses to average net assets excluding offering cost was 1.60%.

(18) Ratio of expenses to average net assets excluding offering cost was 2.00%.

(19) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2014.

(20) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2015 (unaudited)	$8.84	-7.83%	$26	1.25%[5]	3.82%[5]	2.46%[5][7]	2.61%[5]	41%
Period ended 9-30-2014[4]	9.76	-2.40	20	1.25[5]	3.70[5]	2.18[5][8]	2.77[5]	18[19]
Class C Shares								
Six-month period ended								
3-31-2015 (unaudited)	8.82	-8.21	2	2.00[5]	2.95[5]	2.99[5][9]	1.96[5]	41
Period ended 9-30-2014[4]	9.73	-2.70	2	2.00[5]	2.95[5]	2.85[5][10]	2.10[5]	18[19]
Class E Shares								
Six-month period ended								
3-31-2015 (unaudited)	8.84	-7.84	2	1.27[5]	3.68[5]	2.20[5][11]	2.75[5]	41
Period ended 9-30-2014[4]	9.76	-2.40	2	1.25[5]	3.72[5]	2.09[5][12]	2.88[5]	18[19]
Class I Shares								
Six-month period ended								
3-31-2015 (unaudited)	8.84	-7.78	9	1.00[5]	3.97[5]	2.09[5][13]	2.88[5]	41
Period ended 9-30-2014[4]	9.77	-2.30	8	1.00[5]	3.97[5]	1.99[5][14]	2.98[5]	18[19]
Class R Shares								
Six-month period ended								
3-31-2015 (unaudited)	8.83	-7.91	2	1.50[5]	3.45[5]	2.91[5][15]	2.04[5]	41
Period ended 9-30-2014[4]	9.74	-2.60	2	1.50[5]	3.47[5]	2.59[5][16]	2.38[5]	18[19]
Class R6 Shares								
Six-month period ended								
3-31-2015 (unaudited)[6]	8.84	-2.64	—*	1.00[5]	3.67[5]	1.94[5][17]	2.73[5]	41[20]
Class Y Shares								
Six-month period ended								
3-31-2015 (unaudited)	8.84	-7.83	3	1.25[5]	3.70[5]	2.34[5][18]	2.61[5]	41
Period ended 9-30-2014[4]	9.76	-2.40	3	1.25[5]	3.72[5]	2.24[5][11]	2.73[5]	18[19]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Emerging Markets Local Currency Debt Fund (the "Fund") is the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of the Fund are described more fully in the Fund's Prospectus and Statement of Additional Information ("SAI"). The Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

The Fund offers Class A, Class C, Class E, Class I, Class R, Class R6 and Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, C, E, R and Y have a distribution and service plan. Class I and Class R6 shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended March 31, 2015, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that the Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Fund under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the

Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund have unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Fund may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). The Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Fund are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Other Government Securities. Other government securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities. The fair value of other government securities is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most other government securities are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Fund's assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Fund may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Fund uses derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Fund's financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation).

Risks to the Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by the Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether the Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by the Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase the Fund's exposure to the underlying instrument. With written options, there may be times when the Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent the Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. The Fund may invest in swap agreements.

Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

The creditworthiness of the counterparty with which the Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss the Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. The Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of March 31, 2015:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Emerging Markets Local Currency Debt Fund							
Unrealized appreciation on forward foreign currency contracts	$837	$—	$837	$(513)	$—	$(270)	$54
Unrealized appreciation on swap agreements	—*	—	—*	—	—	—	—*
Total	$837	$—	$837	$(513)	$—	$(270)	$54

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities: Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Emerging Markets Local Currency Debt Fund							
Unrealized depreciation on forward foreign currency contracts	$619	$—	$619	$(513)	$—	$(40)	$66
Unrealized depreciation on swap agreements	31	—	31	—	—	—	31
Total	$650	$—	$650	$(513)	$—	$(40)	$97

* *Not shown due to rounding.*

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2015:

Fund	Type of Risk Exposure	Assets: Statement of Assets & Liabilities Location	Assets: Value	Liabilities: Statement of Assets & Liabilities Location	Liabilities: Value
Ivy Emerging Markets Local Currency Debt Fund	Interest rate	Unrealized appreciation on swap agreements	$—*	Unrealized depreciation on swap agreements	$31
	Interest rate	Unrealized appreciation on futures contracts**	7	Unrealized depreciation on futures contracts**	9
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	837	Unrealized depreciation on forward foreign currency contracts	619

* *Not shown due to rounding.*

** *The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended March 31, 2015.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended March 31, 2015:

		Net realized gain (loss) on:					
Fund	**Type of Risk Exposure**	**Investments in unaffiliated securities****	**Swap agreements**	**Futures contracts**	**Written options**	**Forward foreign currency contracts**	**Total**
Ivy Emerging Markets Local Currency Debt Fund	Foreign currency	$—	$ —	$—	$—	$(754)	$(754)
	Interest rate	—*	(43)	41	(1)	—	(3)

* *Not shown due to rounding.*

** *Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended March 31, 2015:

		Net change in unrealized appreciation (depreciation) on:					
Fund	**Type of Risk Exposure**	**Investments in unaffiliated securities***	**Swap agreements**	**Futures contracts**	**Written options**	**Forward foreign currency contracts**	**Total**
Ivy Emerging Markets Local Currency Debt Fund	Foreign currency	$—	$ —	$ —	$—	$295	$295
	Interest rate	—	(28)	(11)	—	—	(39)

* *Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.*

During the period ended March 31, 2015, the average derivative volume was as follows:

Fund	Forward foreign currency contracts(1)	Long futures contracts(1)	Short futures contracts(1)	Swap agreements(2)	Purchased options(1)	Written options(1)
Ivy Emerging Markets Local Currency Debt Fund	$67	$924	$872	$624,900	$1	$1

(1) Average value outstanding during the period.

(2) Average notional amount outstanding during the period.

The derivative instruments outstanding as of period end and the amounts of realized and changes in unrealized gains and losses on derivative instruments during the period, as disclosed in the Statement of Operations and Notes to Schedule of Investments, serve as indicators of the volume of derivative activity for the Fund.

Objectives and Strategies

Ivy Emerging Markets Local Currency Debt Fund. The Fund's objectives in using derivatives during the period included hedging an investment in one currency back to another currency, hedging various instruments and increasing investment income or gain in the Fund. To hedge an investment in one currency back to another currency, the Fund utilized forward foreign currency contracts. To hedge various instruments and increase investment income or gain, the fund utilized interest rate swaps, futures contracts and purchased options on futures contracts.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Fund's investment manager. The management fee is accrued daily by the Fund at the following annual rates as a percentage of average daily net assets:

Fund	$0 to $1 billion	$1 billion to $2 billion	Over $2 billion
Ivy Emerging Markets Local Currency Debt Fund	0.90%	0.85%	0.80%

Under an agreement between IICO and Pictet Asset Management Limited ("Pictet UK") and Pictet Asset Management (Singapore) PTE Ltd. ("Pictet Singapore", and collectively with Pictet UK, "Pictet"), Pictet serves as subadvisers to the Fund. The subadvisers make investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports.

For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, the Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, the Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, the Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, the Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, the Fund pays a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. The Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for the Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with the Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. The Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act (the "Distribution and Service Plan"), the Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class C Shares. Under the Distribution and Service Plan, the Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, the Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of the Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, the Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of the Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Offering costs. The Fund bears all costs associated with the offering expenses of the Fund including legal, printing and support services. All such costs are amortized as an expense of the new Fund on a straight-line basis over twelve months from commencement of operations.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended March 31, 2015, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	Class C	Class E	Commissions Paid[1]
Ivy Emerging Markets Local Currency Debt Fund	$13	$—*	$—*	$—	$8

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended March 31, 2015 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Emerging Markets Local Currency Debt Fund	All Classes	Contractual	4-30-2014	1-31-2016	N/A	$184[1]	Investment Management Fee
	All Classes	Contractual	4-30-2014	1-31-2016	N/A	$ 8[1]	Other Fees
	Class A	Contractual	4-30-2014	1-31-2016	1.25%	$ 33	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	4-30-2014	1-31-2016	2.00%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-30-2014	1-31-2016	1.40%	$ —	N/A
	Class I	Contractual	4-30-2014	1-31-2016	1.00%	$ 7	Shareholder Servicing
	Class R	Contractual	4-30-2014	1-31-2016	1.50%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class R6	Contractual	1-30-2015	1-31-2016	1.00%	$ —*	Shareholder Servicing
	Class Y	Contractual	4-30-2014	1-31-2016	1.25%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-30-2014	1-31-2016	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.
(1) Due to Class A, Class C, Class E, Class I, Class R, Class R6 and/or Class Y contractual expense limits, investment management fees and/or other fees were waived for all share classes.

Any amounts due to the Fund as a reimbursement but not paid as of March 31, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Fund for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Fund made no Interfund Loans under the Interfund Lending Program during the period ended March 31, 2015.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended March 31, 2015, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Emerging Markets Local Currency Debt Fund	$—	$12,462	$—	$6,061

8. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of the Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Emerging Markets Local Currency Debt Fund			
	Six months ended 3-31-15		Period from 4-30-14 (commencement of operations) to 9-30-14	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,214	$11,359	3,021	$ 30,649
Class C	5	49	235	2,353
Class E	—	—	200	2,000
Class I	268	2,460	1,582	16,039
Class R	—	—	200	2,000
Class R6	58	511	N/A	N/A
Class Y	3	33	604	6,125
Shares issued in reinvestment of distributions to shareholders:				
Class A	28	253	—	—
Class C	—*	2	—	—
Class E	—	—	—	—
Class I	2	17	—	—
Class R	—	—	—	—
Class R6	—	—	N/A	N/A
Class Y	—*	1	—	—
Shares redeemed:				
Class A	(302)	(2,768)	(997)	(10,214)
Class C	(11)	(108)	(14)	(139)
Class E	—	—	—	—
Class I	(112)	(992)	(754)	(7,740)
Class R	—	—	—	—
Class R6	(5)	(45)	N/A	N/A
Class Y	—	—	(300)	(3,081)
Net increase	1,148	$10,772	3,777	$ 37,992

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2015 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Emerging Markets Local Currency Debt Fund	$46,165	$116	$4,038	$(3,922)

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the year ended September 30, 2014 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Emerging Markets Local Currency Debt Fund	$—	$394	$—	$10	$—	$—	$—

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

PROXY VOTING INFORMATION
Ivy Emerging Markets Local Currency Debt Fund

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the period from April 30, 2014 (commencement of operations) to June 30, 2014 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Emerging Markets Local Currency Debt Fund

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Emerging Markets Local Currency Debt Fund

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W-4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund[1]
[1](formerly known as Ivy International Growth Fund)

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Speciality Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.